Form C

Cover Page

Name of issuer:

QuickClass, Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 6/8/2000

Physical address of issuer:

450 N. University Avenue
#101
Provo UT 84601

Website of issuer:

https://quickclass.com/home.html

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☑ Preferred Stock
☐ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

57,143

Price:

$1.75000

Method for determining price:

Dividing pre-money valuation $87,890,062.00 by number of shares outstanding on fully diluted basis.

Target offering amount:

$100,000.25

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,069,999.00

Deadline to reach the target offering amount:

4/30/2023

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$478,334.00	$507,403.00
Cash & Cash Equivalents:	$1,947.00	$10,054.00
Accounts Receivable:	$0.00	$1,250.00
Short-term Debt:	$761,504.00	$693,592.00
Long-term Debt:	$2,254,210.00	$1,580,102.00
Revenues/Sales:	$9,450.00	$29,356.00
Cost of Goods Sold:	$22,102.00	$22,331.00
Taxes Paid:	$0.00	$0.00
Net Income:	($771,089.00)	($693,495.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

QuickClass, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Michael J. Miramontes	CEO / President	QuickClass, Inc.	2000
Dr. Carlos Beharie	consultant	semi-retired	2001

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Michael J. Miramontes	President	2000
Michael J. Miramontes	CEO	2000

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Michael J. Miramontes	7747650.0 Common Stock	63.83

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> *We are a business that pivoted from the soft skill corporate training market to the content development and platform service for high schools, school districts and other institutions that is today.*
>
> QCI was incorporated in the State of Delaware on June 8, 2000 under the name QuicKnowledge, Inc. through a merger between QuicKnowledge, Inc., a Utah corporation, with and into "QuicKnowledge Merger Corp.." organized under the laws of the state of Delaware. On July 1, 2010 upon a decision made by the QCI

laws of the state of Delaware on July 1, 2019 upon a decision made by the QCI Board of Directors, QCI filed a name change in Delaware that changed its name from QuicKnowledge, Inc. to QuickClass, Inc., to reflect its new mission and pivot in the business model based on the unmet needs of high schools and school districts relating to bullying and other issues. In relation to high schools, school districts and advertisers, QCI has only a limited history upon which an evaluation of its prospects and future performance can be made, and QCI's proposed operations are subject to all business risks associated with relatively new business models and nascent markets. As a result, projections of results and rates of growth may not be a meaningful indicator of our future results of operations. In addition, our planned growth may place a significant strain on our financial, operational and managerial resources. The likelihood of QCI's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the development and expansion of a business, possible competitive forces, and the continued development of advertising, promotions and a corresponding customer base. Any inability to successfully manage our growth, if any, could have a material adverse effect on our business, financial condition and operating results. There is a possibility that QCI could sustain losses in the future. There can be no assurances that QCI will ever operate profitably.

There is no assurance that QCI will generate sufficient immediate revenues that would lead to a profit in the immediate future.

Although QCI has generated revenues, QCI anticipates that it will incur substantial expenses relating to the implementation of its business plan and cost overruns may be incurred. The return on an investment in QCI is dependent on many factors including, but not limited to, our ability to execute on our business plan, the effectiveness of our solutions for our customers, the overall economic environment in which we will be operating and the needs and requirements of our customers. There can be no assurance that sufficient revenues will be generated, that we will ever achieve profitability, that an investment in QCI will ever produce a return for its stockholders, including purchasers of Shares in the Offering, or that we will remain a viable enterprise.

If the security of confidential information used in connection with our services is breached or otherwise subject to unauthorized access, our reputation and business may be materially harmed.

Our services require us to collect, store, use, and transmit some amount of confidential information, including personally identifiable information, and other critical data. We employ a range of information technology solutions, controls, procedures, and processes designed to protect the confidentiality, integrity, and availability of our critical assets, including our data and information technology systems. While we engage in a number of measures aimed to protect against security breaches and to minimize problems if a data breach were to occur, our information technology systems and infrastructure may be vulnerable to damage, compromise, disruption, and shutdown due to attacks or breaches by hackers or due to other circumstances, such as employee error or malfeasance or technology malfunction. The occurrence of any of these events, as well as a failure to promptly remedy these events should they occur, could compromise our systems, and the information stored in our systems could be accessed, publicly disclosed, lost, stolen, or damaged. Any such circumstance could adversely affect our ability to attract and maintain customers as well as strategic partnerships cause us to suffer negative publicity, and subject us to legal claims and liabilities or regulatory penalties. In addition, unauthorized parties might alter information in our databases, which would adversely affect both the reliability of that information and our ability to market and perform our services. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are difficult to recognize and react too effectively and are constantly evolving. We may be unable to anticipate these techniques or to implement adequate preventive or reactive measures. Several recent, highly publicized data security breaches at other companies have heightened consumer awareness of this issue and may embolden individuals or groups to target our systems or those of our strategic partners or enterprise customers.

Security technologies and information, including encryption and authentication technology licensed from third parties, are a key aspect of our security measures designed to secure our critical assets. While we routinely seek to update these technologies and information, advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in the technology we use becoming obsolete, breached, or compromised and cause us to incur additional expenses associated with upgrading our security systems. In addition, security information provided to us by third parties may be inaccurate, incomplete, or outdated, which could cause us to make misinformed security decisions and could materially and adversely affect our business.

Our revenue and operating results depend significantly on our ability to develop and retain schools, school districts and advertisers.

Our revenue and operating results depend significantly on our ability to develop and retain schools, school districts and advertisers. We are selling our services to school and school districts on a five (5) year exclusive license basis with three (3) annual automatic extensions. Schools and school districts may not renew such licenses or elect not to renew the annual automatic extensions. We therefore may be unable to retain existing schools and school districts on the same or on more profitable terms, if at all, and may generate lower revenue than expected as a result of less utilization of our services by our school and school districts. Further, our revenue from advertisers may be a function of how many schools, school districts and overall "target population" (see "Business Plan") we are able to keep and amass. Our retention rates and customer utilization may decline or fluctuate due to a variety of factors, including the following:

- our schools or school districts levels of satisfaction or dissatisfaction with our services;

- the quality, breadth, and prices of our services;

- our general reputation and events impacting that reputation;

- the services and related pricing offered by our competitors, if any;

- our service and responsiveness to any complaints;

- customer dissatisfaction with the methods or extent of our remediation services; and

- changes in our schools', school districts' and advertisers' spending levels as a result of general economic conditions or other factors.

If we do not retain new schools, schools districts, and advertisers, our anticipated revenue may grow more slowly than expected or decline, and our operating results and gross margins will be harmed. In addition, our business and operating results may be harmed if we are unable to increase our retention rates.

We depend on distribution partners to secure advertising revenue, and our inability to maintain any existing distribution partners and secure new relationships with distribution partners could harm our revenue and operating results.

We intend to derive a significant portion of our revenue from advertising revenue who we expect to come to us through our distribution partners. We depend on one or more strategic partners to develop our advertising revenue. Development of new members through our strategic partner distribution channels involves various risks, including the following:

- we may be unable to maintain or secure additional distribution partners;

- our distribution partners may not be successful in expanding our customer base;

- our distribution partners may seek to renegotiate the economic terms of our relationships;

- our distribution partners may terminate their relationships with us;

- bad publicity and other issues faced by our distribution partners could negatively impact us;

- our distribution partners, some who may compete with us, may present increased competition for us in the future.

Our inability to secure and maintain relationships with distribution partners could harm our revenue and operating results. If any of our distribution partners were to discontinue or reduce the sale or marketing of our services, promote competitive services, or, either independently or jointly with others, develop and market services that compete with our services, our business and operating results may be harmed. In addition, some of our distribution partners may experience financial or other difficulties, causing our revenue through those distribution partners to decline, which would adversely affect our operating results.

In order for us to implement our business strategy and grow our revenue, we must effectively manage and expand our relationships with qualified distribution partners. We have and will expend significant time and resources in attracting qualified distribution partners, and then maintain relationships with those partners. In order to continue to develop and expand our distribution channels, we will continue to scale and improve our processes and procedures that support our partnerships. Those processes and procedures may be time intensive. Our competitors, if any, could use arrangements with distribution partners, and it could be more difficult for us to maintain and expand our distribution channels if they are more successful in attracting distribution partners or enter into exclusive relationships with distribution partners.

The business model relating to school and school districts relies heavily on revenues from sponsors or advertisers.

The business model relating to school and school districts relies on revenues from sponsors or advertisers for the majority of its revenue. QCI intends to attract sponsors and advertisers for its required courses on all of its high school portal websites. Additional revenues from other non required courses it develops for the purpose of selling local, regional or national advertising rights to such sponsors or advertisers who desire to advertise to the target population that one or more particular high school(s) serves is also part of its model. The failure to attract sponsors or advertisers could materially impair QCI's ability to earn sufficient revenue to fund its operations and achieve profitability.

If we experience system failures or interruptions in our telecommunications or information technology infrastructure, it may impair the availability of our services, our revenue could decrease, and our reputation could be harmed.

Our operations depend upon our ability to protect the telecommunications and information technology systems utilized in our services against damage or system interruptions from natural disasters, technical failures, human error, and other events. We intend to send and receive identity, credit and other data, as requested by our members as well as key communications to and from our members, electronically, and this delivery method is susceptible to damage, delay, or inaccuracy. A portion of our business involves online enrollments, which depends upon the data generated from our computer systems. Unanticipated problems with our telecommunications and information technology systems may

result in data loss, which could interrupt our operations. Our telecommunications or information technology infrastructure upon which we rely also may be vulnerable to computer viruses, hackers, or other disruptions.

We rely on our network and data center infrastructure and internal technology systems for many of our development, operational, support, sales, accounting, and financial reporting activities, the failure of which could disrupt our business operations and result in a loss of revenue and damage to our reputation.

We rely on our network and data center infrastructure and internal technology systems for many of our development, operational, support, sales, accounting, and financial reporting activities. We shall routinely invest resources to update and improve these systems and environments with the goal of better meeting the existing, as well as the growing and changing requirements of our customers. If we experience prolonged delays or unforeseen difficulties in updating and upgrading our systems and architecture, we may experience outages and may not be able to deliver certain service offerings and develop new service offerings and enhancements that we need to remain competitive. Such improvements and upgrades often are complex, costly, and time consuming. In addition, such improvements can be challenging to integrate with our existing technology systems or may result in problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in outages, disruption in our business operations, loss of revenue, or damage to our reputation. Our systems and data are hosted by a third-party data center. If the third-party data center experiences any disruptions, outages, or catastrophes, it could disrupt our business and result in a loss of customers, loss of revenue, or damage to our reputation. We use and secure redundant data control services as a contingency in the event of any interruption in our business. Despite these protective measures, there is no guarantee that we will not experience outages in the future.

Natural or man-made disasters and other similar events may significantly disrupt our strategic partners' or service providers' businesses, and negatively impact our results of operations and financial condition.

Any of our strategic partners' or service providers' facilities may be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, tornadoes, hurricanes, wildfires, floods, nuclear disasters, acts of terrorism or other criminal activities, infectious disease outbreaks, and power outages, which may render it difficult or impossible for us or our strategic partners or service providers to operate our respective businesses for some period of time. Our strategic partners' or service providers' facilities would likely be costly to repair or replace, and any such efforts would likely require substantial time. Any disruptions in our or our strategic partners' or service providers' operations could negatively impact our business and results of operations, and harm our reputation. In addition, we and our strategic partners or service providers may not carry business insurance or may not carry sufficient business insurance to compensate for losses that may occur. Any such losses or damages could have a material adverse effect on our business, results of operations, and financial condition.

Changes in the economy may significantly affect our business, operating results, and financial condition.

Our business may be affected by changes in the economic environment. Our services are discretionary purchases, and customers may reduce or eliminate their discretionary spending on our services during an economic downturn. As a result, our business, operating results, and financial condition may be significantly affected by changes in the economic environment.

Our rapid development and growth in a nascent and evolving industry make evaluating our business and future prospects difficult and may increase the risk of your investment.

Our business, prospects, and growth potential must be considered in light of the risks, expenses, delays, difficulties, uncertainties, and other challenges encountered by companies that may be rapidly developing and experiencing rapid growth in nascent and evolving industries. We may be unsuccessful in addressing the various challenges we may encounter. Our failure to do so could have a material adverse effect on our business, prospects, reputation, and growth potential as well as the value of your investment.

Despite our projected subscription revenue model, it is difficult to accurately forecast our revenue and plan our operating expenses, and we have limited insight into trends that may emerge and affect our business. In the event that our actual results differ from our forecasts or we adjust our forecasts in future periods, our operating results and financial position could be materially and adversely affected. These risks may be increased by any acquisitions we may make in the future.

We may be subject to government regulation, which could impede our ability to market and provide our services and have a material adverse effect on our business.

Our business and the information we use in our business is subject to a wide variety of federal, state, and local laws and regulations, and other laws governing consumer privacy and marketing, and servicing of consumer products and services. These laws, regulations, and consent decrees may cover, among other things, or involve advertising, automatic subscription renewal, consumer protection, content, copyrights, data protection, distribution, electronic contracts, member privacy, pricing, sales and other procedures, and taxation. It is unclear how existing laws and regulations governing issues such as property ownership, sales and other taxes, and personal privacy apply to the Internet will apply. We incur significant costs to operate our business and monitor our compliance with these laws, regulations, and consent decrees. Any of these laws and regulations are subject to revision, and we cannot predict the impact of such changes on our business. Any changes to the existing applicable laws or regulations, or any determination that other laws or regulations are applicable to us, could increase our costs or impede our ability to provide our services to our customers, which

could have a material adverse effect on our business, operating results, financial condition, and prospects.

In addition, various governmental agencies have the authority to commence investigations and enforcement actions under these laws, regulations, and consent decrees, and private citizens also may bring actions, including class action litigation, under some of these laws and regulations. Responding to such investigations and actions may cause us to incur significant expenses and could divert our management and key personnel from our business operations. Any determination that we have violated any of these laws, regulations, or consent decrees may result in liability for fines, damages, or other penalties or require us to make changes to our services and business practices, and cause us to lose customers, any of which could have a material adverse impact on our business, operating results, financial condition, and prospects.

Changes in legislation or regulations governing consumer privacy may affect our ability to collect, distribute, and use personally identifiable information.

There has been increasing public concern about the use of personally identifiable information. As a result, many federal, state, and foreign government bodies and agencies have adopted or are considering adopting laws and regulations regarding the collection, disclosure, and use of personally identifiable information. These include, but are not limited to GDPR in the European Union (EU), the new California Consumer Privacy Act, which significantly increase the obligations of small and medium businesses. In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy and data protection laws are still uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing practices or the features of our services. If this is the case, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our service offerings, which could have a material adverse effect on our business. Any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy or data protection laws, regulations, and policies, could result in additional cost and liability to us, damage our reputation, affect our ability to attract new customers and maintain relationships with our existing customers, and adversely affect our business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our enterprise customers and strategic partners may limit the use and adoption of, and reduce the overall demand for, our services. Privacy concerns, whether valid or not, may inhibit market adoption of our services.

The outcome of litigation or regulatory proceedings could subject us to significant monetary damages, restrict our ability to conduct our business, harm our reputation, and otherwise negatively impact our business.

QCI currently is not subject to any litigation, claim or regulatory proceeding. Under circumstances beyond our control, we may become subject to litigation, claims, and regulatory proceedings, including class action litigation. We cannot predict the outcome of any actions or proceedings, and the cost of defending such actions or proceedings could be material. Furthermore, defending such actions or proceedings could divert our management and key personnel from our business operations. We are not aware of any threatened or pending legal proceedings that will have a material adverse effect on our business, operating results, and financial condition. However, our assessment may change at any time based upon the discovery of facts or circumstances that are presently not known to us. QCI's inability to adequately protect its intellectual property, proprietary and technology rights through litigation proceedings may adversely affect QCI. Therefore, there can be no assurance that any pending or future litigation will not have a material adverse effect on our business, reputation, operating results, and financial condition.

We require significant capital to fund our business, and our inability to generate and obtain such capital could harm our business, operating results, financial condition, and prospects.

To fund our expanding business, we must have sufficient working capital to continue to make significant investments in our service offerings, advertising, and other activities. As a result, in addition to the revenue we generate from our business and the proceeds from this offering, we may need additional equity or debt financing to provide the funds required for these endeavors. If such financing is not available on satisfactory terms or at all, we may be unable to operate or expand our business in the manner and at the rate desired. Debt financing increases expenses, may contain covenants that restrict the operation of our business, and must be repaid regardless of operating results. Equity financing, or debt financing that is convertible into equity, could result in additional dilution to our existing stockholders, and any new securities we issue could have rights, preferences, and privileges superior to those associated with our common stock and any existing series of preferred stock including the Shares.

Our inability to generate or obtain the financial resources needed to fund our business and growth strategies may require us to delay, scale back, or eliminate some or all of our operations or the expansion of our business, which may have a material adverse effect on our business, operating results, financial condition, and prospects.

If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

The success of our business depends in part on our ability to protect our intellectual property, other intangible assets and our brand. We rely on a combination of federal, state, common law trademark, patent, and trade secret

laws, confidentiality procedures, and contractual provisions to protect our intellectual property. However, these measures afford only limited protection and might be challenged, invalidated, or circumvented by third parties. The measures we take to protect our intellectual property may not be sufficient or effective. Additionally, our competitors, if any, may independently develop similar intellectual property.

We cannot assure you that any future trademark or service mark registrations will be issued from pending or future applications or that any registered trademarks or service marks will be enforceable or provide adequate protection of our proprietary rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. In jurisdictions where foreign laws provide less intellectual property protection than afforded in the US and abroad, our technology or other intellectual property may be compromised, and our business would be materially adversely affected. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights, and such action may be expensive and time consuming. In addition, we may be unable to obtain a favorable outcome in any such intellectual property litigation.

Our operating results may vary and be unpredictable, make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We may experience significant fluctuations in our revenue, expenses, and operating results in future periods. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. Moreover, these fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed. In addition to the other factors listed in this "Risk Factors" section, factors that could affect our operating results include the following:

- our ability to expand our customer base and the market for our services;

- our ability to generate revenue from existing customers;

- our ability to establish and maintain relationships with distribution partners;

- our expense and capital expenditure levels;

- service introductions or enhancements and market acceptance of new services by us and our competitors, if any;

- pricing and availability of competitive services;

- our ability to address competitive factors successfully;

- changes in the competitive landscape as a result of mergers, acquisitions, or strategic alliances that could allow our competitors, if any, to gain market share, or the emergence of new competitors;

- changes or anticipated changes in economic conditions; and,

- changes in legislation and regulatory requirements related to our business. Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts and may not be meaningful indications of our future performance.

Revenue generated in sales from our customers over the term of their subscription periods may fluctuate and may not be immediately reflected in our operating results.

We recognize revenue from our customers is recognized ratably over the term of their subscription periods. As a result, a large portion of the revenue we may recognize in any period may be deferred revenue from advertising placements or licenses purchased during previous periods. Consequently, a decline in new customers or a decrease in client retention in any particular period will not necessarily be fully reflected in the revenue in that period and will negatively affect our revenue in future periods. In addition, we may be unable to adjust our cost structure to reflect any such reduced revenue. Accordingly, the effect of significant fluctuations in new licensee or new advertiser or licensee retention or advertiser retention and market acceptance of our services may not be fully reflected in our operating results until future periods.

The use of proceeds may be altered.

QCI expects to use the net proceeds of its concurrent Reg. D and Reg. CF Offerings for general corporate purposes, including working capital to fund and implement its business plan, anticipated operating losses and capital expenditures. QCI will evaluate the usage of QCI's cash to determine whether the current application should be changed. As a result, there is no assurance that the "Use of Proceeds" as set forth on QCI's WeFunder page or in the "Use of Proceeds" section of the *QuickClass, Inc. Private Placement Memorandum, dated May 16, 2022*, will be followed and may be materially changed. Accordingly, QCI will have significant discretion in applying the net proceeds of these offerings.

The automatic conversion of debt to equity of close to 70% of company debt is triggered with the company raising a minimum of $1.5M or 30% of the concurrent Reg D. and Reg. CF Series F offerings. Failure to meet this threshold could cause indebtedness to adversely affect our business and limit our ability to expand

our business or respond to changes, and we may be unable to generate sufficient cash flow to satisfy our debt service obligations.

Any substantial indebtedness and the fact that a substantial portion of our cash flow from operating activities could be needed to make payments on this indebtedness could have adverse consequences, including the following:

• reducing the availability of our cash flow for our operations, capital expenditures, future business opportunities, and other purposes;

• limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, which would place us at a competitive disadvantage compared to potential new competitors that may have less debt;

• limiting our ability to borrow additional funds;

• increasing our vulnerability to general adverse economic and industry conditions; and ;

• failing to comply with the covenants in our debt agreements could result in all of our indebtedness becoming immediately due and payable.

Our ability to borrow any funds needed to operate and expand our business will depend in part on our ability to generate cash. Our ability to generate cash is subject to the performance of our business as well as general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If our business does not generate sufficient cash flow from operating activities or if future borrowings are not available to us in amounts sufficient to enable us to fund our liquidity needs, our operating results, financial condition, and ability to expand our business may be adversely affected. Moreover, our inability to make scheduled payments on our debt obligations in the future would require us to refinance all or a portion of our indebtedness on or before maturity, sell assets, delay capital expenditures, or seek additional equity.

If the concurrent Reg. D and Reg. CF Offerings do not raise $1.5 million, the (i) $3,383,527.79 in current principal and accrued interest relating to the long-term notes owed to Michael Miramontes plus (ii) any additional interest that accrues relating to such long-term notes after May 16, 2022 will not convert into shares of common stock of QCI and, if that is the case, such long-term notes would continue to hold a superior position to any shares of preferred or common stock of QCI.

As presented in Note #2 to the Notes to Historical Financial Statements on Page 171 of the *QuickClass, Inc. Private Placement Memorandum, dated May 16, 2022,* and in accordance with the terms of the "Contingent Automatic Stock Conversion Agreement" ("Conversion Agreement") dated May 14, 2019, the (i) $3,383,527.79 in current principal and accrued interest plus (ii) any additional interest that accrues after May 16, 2022 would convert into shares of Common Stock when and if QCI raises $1.5 million through concurrent Reg. D and Reg. CF Offerings relating to the Series F Convertible Preferred Stock. The long-term notes will continue to accrue interest until such time the Company raises $1.5 million. Any additional accrued interest would convert into shares of Common Stock at the lower of the conversion price set forth in each Note or at the final closing price of these Offerings in accordance to the "Contingent Automatic Stock Conversion Agreement."

In the event that these Offerings do not raise $1.5 million, all of the principal and then accrued interest relating to the long-term notes (which long-term notes may continue to accrue interest at the time and afterwards) associated with the debt owed to Michael Miramontes would remain as a QCI liability and continue to hold a superior position in the event of a QCI liquidation relative to any shares of preferred or common stock of QCI including, without limitation, the Series F Convertible Preferred Stock.

Covenants in any future debt arrangements may impose, significant operating and financial restrictions that may adversely affect our business and ability to operate our business.

The agreement governing any future debt arrangement or debt covenants may limit various actions that we may take, including the following:

• incurring additional indebtedness;

• granting additional liens;

• making certain investments and distributions; merging, dissolving, liquidating, consolidating, or disposing of all or substantially all of our assets;

• prepaying and modifying debt instruments; and

• entering into transactions with affiliates.
These restrictions could limit our ability to finance our future operations or capital needs, make acquisitions, or pursue available business opportunities. Our ability to meet these financial tests can be affected by events beyond our control, and we may not meet those tests. We may be required to take action to reduce our indebtedness or to act in a manner contrary to our business objectives to meet these ratios and satisfy these covenants. We could also incur additional indebtedness in the future having even more restrictive covenants.

Failure to comply with any of these debt arrangements or covenants or under any other indebtedness we may incur could result in a default under such agreements, which could result in an acceleration of the timing of payments on all of our outstanding indebtedness and other negative consequences. Any of these events could have a material adverse effect on our business, operating results, and financial condition.

We will have broad discretion over the use of the proceeds we receive in the concurrent Reg. D and Reg. CF

We will have broad discretion over the use of the proceeds we receive in the concurrent Reg. D and Reg. CF Offerings and may not apply the proceeds in ways that increase the value of your investment.

We will have broad discretion to use the net proceeds from these offerings, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management may not apply the net proceeds of these offerings in ways that increase the value of your investment. We intend to use the remaining net proceeds from these offerings as set forth on the WeFunder portal and as described in the "Use of Proceeds" in the *QuickClass, Inc. Private Placement Memorandum, dated May 16, 2022*, working capital and other general corporate purposes, including supporting our revenue growth, enhancing our sales and marketing activities, entering new markets, and developing new service offerings. We also may use a portion of the net proceeds from these offerings to acquire products, services, or technologies that we believe to be complementary to our business; however, we do not have any agreements or commitments to do so at this time. However, except as described above, we have not allocated the net proceeds from these offerings for any specific purposes. Until we use the net proceeds from these offerings, we plan to invest them in short-term, investment-grade, interest-bearing securities, and these investments may not yield a favorable rate of return. You will not have the opportunity to influence our decisions on how to use the net proceeds from these offerings.

The need for additional capital will result in additional future dilution.

The concurrent Reg. D and Reg. CF Offering provide a maximum of gross proceeds of $5,000,000, less expenses. We believe that the net proceeds of these Offerings, assuming all of the Shares are sold, should provide us with sufficient capital to operate our business for the next 2 years. If only a fraction of these Offerings are sold, or if certain assumptions contained in QCI's business plans prove to be incorrect, QCI may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement QCI's business plans. It is also possible that costs associated with the operation of our business will exceed our projections depending on the timing of future operating and capital expenses including, without limitation, the timing of product releases. We will however require additional capital to cover our operating expenses and for general corporate purposes. We do not know how much additional funding we may require. We may be required to seek other sources of financing in the near future, which sources (assuming we are able to locate such alternative sources of financing) may be on terms less favorable to us than those in these Offerings. Any additional equity financing may be dilutive to stockholders, and debt financing, if available, may involve restrictive covenants. If additional funds are raised through the issuance of equity securities, the percentage ownership of the stockholders of QCI will be reduced, stockholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of our issued equity securities before the then capital raise. If adequate funds are not available on acceptable terms, we may be unable to develop or enhance our services and products, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition and operating results, or we may be forced to cease operations.

Our projections and forward-looking information may prove to be incorrect.

QCI has prepared projections regarding QCI's anticipated financial performance. QCI's projections are hypothetical and based upon a presumed financial performance of QCI, the addition of a sophisticated and well-funded marketing plan, and other factors influencing the business of QCI. The projections are based on QCI's best estimate of the probable results of operations of QCI, based on present circumstances. These projections are based on several assumptions, set forth therein, which QCI believes are reasonable. Some assumptions upon which the projections are based invariably will not materialize due to the inevitable occurrence of unanticipated events and circumstances beyond QCI's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. Assumptions regarding future changes in sales and revenues are necessarily speculative in nature. In addition, projections do not and cannot take into account such factors as general economic conditions, unforeseen regulatory changes, the entry into QCI's market of any competitors, the terms and conditions of future capitalization, and other risks inherent to QCI's business. While QCI believes that the projections accurately reflect possible future results of QCI's operations, those results cannot be guaranteed.

There might be unanticipated obstacles to the execution of our business plan.

QCI's business plans may change significantly. QCI's potential business endeavors are capital intensive. QCI believes that QCI's chosen activities and strategies are achievable in light of current economic and market conditions with the skills, background, and knowledge of QCI's leaders, principals and advisors. QCI reserves the right to make significant modifications to QCI's stated strategies depending on future events.

We depend on key personnel, and if we fail to retain and attract skilled management and other key personnel, our business may be harmed.

Our success depends to a significant extent upon the continued services of our current management team, including Michael J. Miramontes, our Chief Executive Officer. The loss of Mr. Miramontes or one or more of our other key executives or employees could have a material adverse effect on our business. We do not presently maintain "key person" insurance policies on the lives of our executive officers or any of our other employees. We employ all of our executive officers and key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason and without notice. In order to retain valuable employees, in addition to salary and cash incentives, we may provide

options that may vest over time. There can be no assurance that any persons who may be employed by us will remain with us.

Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. We plan to continue to expand our work force to continue to enhance our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require, and such competition may have greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to attract and retain the necessary qualified personnel to accomplish our business objectives, we may experience constraints that will impede significantly the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

The liability of our directors and officers is limited.

The applicable provisions of the Delaware General Company Law and our by-laws limit the liability of our directors and officers to us and our stockholders for monetary damages for breaches of their fiduciary duties, with certain exceptions, and for other specified acts or omissions of such persons. In addition, indemnification agreements we expect to enter into with our directors and officers upon completion of the Offering provide for indemnification of such persons under certain circumstances. If we are required to indemnify any of our directors or officers or any other person, our financial strength may be harmed. According to QCI's Certificate of Incorporation, a director of the Corporation has no personal liability to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (i) for any breach of a director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under section 174 of the Delaware General Corporation Law (liability for unlawful payment of dividend or unlawful stock purchase or redemption), or (iv) for any transaction from which a director derived an improper personal benefit.

QCI's directors and officers will continue to control QCI after the concurrent Reg. D and Reg. CF Offerings are complete.

Even if these offerings are fully subscribed, QCI's directors will own, directly or indirectly, approximately 8,986,341 shares of common stock, and amount equal to 74.0% of the total and issued and outstanding common stock of QCI on the date hereof and therefore a substantial portion of QCI's issued and outstanding shares. As a result, upon completion of these offerings, QCI's directors will be able to significantly influence (i) the election of QCI's directors, (ii) the amendment of QCI's Certificate of Incorporation and / or Bylaws, (iii) the approval of a merger, sale of assets or other corporate transaction and (iv) the outcome of any other matter submitted to the stockholders for vote.

Even if these offerings are fully subscribed and all shares of preferred stock (Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock) are converted into shares of QCI common stock, QCI's directors will own, directly or indirectly, approximately 8,986,341 shares of common stock, and amount equal to 39.1% of the total and issued and outstanding common stock of QCI on the date hereof and therefore a substantial portion of QCI's issued and outstanding shares.

Even if these offerings are fully subscribed (without QCI exercising the right to increase the size of the Offering up to 3,428,571 Shares) and all shares of preferred stock Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, Series E Convertible Preferred Stock and Series F Convertible Preferred Stock), other convertible instruments, options and warrants are converted into or exercised to purchase shares of common stock, QCI's directors will own, directly or indirectly, approximately 35,807,601 shares of common stock, and amount equal to 64.7% of the total and issued and outstanding common stock of QCI on the date hereof and therefore a substantial portion of QCI's issued and outstanding shares.

There can be no assurance that we can raise the money we need.

In the event that we do not raise sufficient proceeds from the concurrent Reg. D and Reg. CF Offerings to adequately fund our operations, we could curtail our forward-looking performance plans, or we could wrap up operations and pay back our debt. In that case, the liquidity and value of your Shares will be adversely affected and you could lose some or all of your investment in our securities. The Shares and underlying securities are restricted and are illiquid.

The Shares sold in these Offerings have not been registered under the Securities Act or under any state securities laws. The Shares are being offered and sold pursuant to the exemptions from applicable federal and state registration requirements, allowing for transactions, which do not involve a "public offering." QCI is under no obligation to register any of the securities in these Offerings. Any subsequent sales of the Series F Convertible Preferred Stock or Common Stock underlying the Shares by investors in these Offerings may only be permissible if there is an effective registration statement or an exemption from the applicable federal and state registration provisions is available at the time of the sale. QCI cannot guarantee that such an exemption will be available. Consequently, owners of the Shares may have to hold their investment indefinitely and may not be able

of the Shares may have to hold their investment indefinitely and may not be able to liquidate their investments in QCI or pledge them as collateral for a loan.

No public market for our securities.

There is currently no public market for our securities. In the event we become a public company, there can be no assurance that an active market for our Common Stock will be established, or if established, sustained. Fluctuation in market price of our Common Stock may occur due to many factors, including:

•   General market conditions and other factors related to the economy or otherwise, including factors unrelated to our operating performance or the operating performance of our competitors. These conditions might include people's expectations, favorable or unfavorable, as to the likely growth of the identify protection sector;

•   The introduction of new products or product enhancements by us or our competitors, if any;

•   Disputes or other developments with respect to intellectual property rights or other potential legal actions;

•   Sales of large blocks of our Common Stock, including sales by our executive officers and managers;

•   The acquisition or divestiture of businesses, products, assets or technology;

•   Litigation, including intellectual property litigation; and

•   Changes in earnings estimates or recommendations by us or by securities analysts.

In addition, securities of companies with smaller capitalization have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include global economic developments and market perceptions of the attractiveness of certain industries. There can be no assurance that continuing fluctuations in price will not occur.

We cannot assure you of a return on your investment.

The Shares offered hereby are speculative and involve a high degree of risk. There can be no guarantee that an investor will realize a substantial return on the investment or any return at all, or that the investor will not lose his or her entire investment. For this reason, each prospective investor should read the Form C and the accompanying Offering Statement and the *QuickClass, Inc. Confidential Private Placement Memorandum, dated May 16, 2022* and all Exhibits carefully and should consult with his / her or its own legal counsel, accountant(s) or business advisor(s) prior to making any investment decision.

Long term nature of investment.

An investment in the Shares may be long term and illiquid. The offer and sale of the Shares will not be registered under the Securities Act or any foreign or state securities laws by reason of exemptions from such registration, which depends in part on the investment intent of the investors. Prospective investors will be required to represent in writing that they are purchasing the Shares for their own account for long-term investment and not with a view towards resale or distribution. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time. It is likely that investors will not be able to liquidate their investment in the event of an emergency.

Possible non-compliance with securities laws.

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their Shares purchase. If a number of purchasers were to obtain rescission, QCI would face significant financial demands, which could adversely affect QCI as a whole, as well as any non-rescinding purchasers.

We have arbitrarily set the offering price of the Shares.

The price of the Shares offered has been arbitrarily established by QCI's Management, considering such matters as the state of QCI's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to QCI.

We have never declared dividends on our securities nor do expect to do so in the foreseeable future.

QCI has never paid dividends on our securities. We currently intend to retain future earnings, if any, to fund the development and growth of our business. The payment of future dividends will be reviewed periodically by the board of directors and will depend, among other things, on conditions then existing including earnings, financial condition and capital requirements, restrictions in financing agreements, business opportunities and conditions and other factors. Therefore, a purchaser of Shares is not likely to receive any dividends on such Shares for the foreseeable future and the success of an investment in our Shares will depend upon any future appreciation in their value. There is no guarantee that our Shares will appreciate in value or even maintain the price at which a purchaser of the Shares bought the Shares.

One of the Company's outstanding debts is $264,000 to the CEO of the Company for "unpaid salary". This poses a risk that future payments to investors may be further delayed and/or diminished until this debt to the CEO is paid back.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: Working Capital 67.5%, Sales & Marketing 14.7%, Product/Content Development 4.2%, Capital Expenditures 3.6%, Legal Fees 2.5%, WeFunder Fee 7.5%.

If we raise: **$1,069,999**

Use of Proceeds: Working Capital 46.2%, Product/Content Development 26.5%, Sales & Marketing 15.8%,Capital Expenditures 1.5%, Professional Fees 2.5%, WeFunder Fee 7.5%.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information

provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $87,890,062.00 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

QuickClass, Inc. is offering up to 611,428 shares of Preferred stock, at a price per share of $1.75.

The campaign maximum is $1,069,999 and the campaign minimum is $100,000.25.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the

The SPV Securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	100,000,000	12,138,526	Yes ⌄
Series A Preferred Stock	5,118,140	5,118,140	No ⌄
Series B Preferred Stock	1,231,808	1,231,808	No ⌄
Series C Preferred Stock	20,000	20,000	No ⌄
Series D Preferred Stock	700,000	413,333	No ⌄
Series E Preferred Stock	1,208,005	1,208,005	No ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	12,643,081
Options:	17,450,000

Describe any other rights:

The Series F Convertible Preferred Stock is senior to the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock, the Series C Convertible Preferred Stock, the Series D Convertible Preferred Stock and the Series E Convertible Preferred Stock with respect to dividend and liquidation rights, voluntary or involuntary dissolution or winding up. If the cash and other assets of QCI are not sufficient to pay any the liquidation preference of the Series F Convertible Preferred Stock in full, the entire amount of QCI's cash and other assets legally available for distribution shall be distributed to the holder(s) of the Series F Convertible Preferred Stock on a pro rata basis assuming that there are

Series F Convertible Preferred Stock on a pro rata basis assuming that there are no other series of Preferred Stock with superior or equal rights authorized and issued as to dividend and liquidation preferences.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the Articles of Incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. **The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;

6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Michael J. Miramontes
Issue date	12/30/21
Amount	$264,423.00
Outstanding principal plus interest	$270,320.00 as of 07/10/22
Interest rate	6.25% per annum
Maturity date	12/31/22
Current with payments	Yes

This amount is for unpaid payroll. Actual Rate = prime + 3.25%, 100% warrant coverage on value received.

Convertible Note

Creditor	Petecare, LLC
Issue date	09/09/15
Amount	$250,000.00
Outstanding principal plus interest	$366,422.00 as of 01/06/22
Interest rate	6.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	03/08/23

Convertible @ $1.50, 150% Warrant Coverage

Convertible Note

Issue date	10/22/19
Amount	$70,000.00
Interest rate	8.0% per annum
Discount rate	20.0%
Uncapped Note	Yes
Maturity date	10/23/22

convertible at $3.50, auto-conversion @ 20% discount, 25% Warrant Coverage

Convertible Note

Creditor	Michael J. Miramontes
Issue date	12/30/20
Amount	$503,811.00
Outstanding principal plus interest	$770,809.00 as of 12/30/21
Interest rate	15.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/22

These convertible notes automatically roll into the next period if unpaid. Convertible @ $1.00, 150% warrant coverage on value received.

Convertible Note

Creditor	Michael J. Miramontes
Issue date	12/30/20
Amount	$942,022.00
Outstanding principal plus interest	$1,120,269.00 as of 12/30/21
Interest rate	6.25% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/22

These convertible notes automatically roll into the next period if unpaid. Actual Rate = prime + 3.25%, convertible @ $1.00, 100% warrant coverage on value received.

Convertible Note

Creditor	Michael J. Miramontes
Issue date	12/30/21
Amount	$229,870.00
Outstanding principal plus interest	$244,824.00 as of 12/30/21
Interest rate	15.0% per annum
Discount rate	0.0%
Uncapped Note	Yes
Maturity date	12/31/22

*These convertible notes automatically roll into the next period if unpaid. Convertible @ $1.00, 150%
warrant coverage on value received.*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material
terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2019	Regulation D, Rule 506(c)	Convertible Note	$70,000	General operations
12/2020	Other	Convertible Note	$503,811	General operations
12/2020	Other	Convertible Note	$942,022	General operations
5/2021	Section 4(a)(2)		$15,000	General operations
12/2021	Other	Convertible Note	$229,870	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a
party to any transaction since the beginning of the issuer's last fiscal year, or any currently
proposed transaction, where the amount involved exceeds five percent of the aggregate
amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act
during the preceding 12- month period, including the amount the issuer seeks to raise in the
current offering, in which any of the following persons had or is to have a direct or indirect
material interest:

  1. any director or officer of the issuer;
  2. any person who is, as of the most recent practicable date, the beneficial owner of 20
     percent or more of the issuer's outstanding voting equity securities, calculated on the basis
     of voting power;
  3. if the issuer was incorporated or organized within the past three years, any promoter of the
     issuer;
  4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction,
and amount of interest.

Name	Michael J. Miramontes
Amount Invested	$503,811.00
Transaction type	Convertible note
Issue date	12/30/20
Outstanding principal plus interest	$770,809.00 as of 12/30/21
Interest rate	15.0% per annum
Discount rate	0.0%
Maturity date	12/31/22
Current with payments	Yes
Uncapped note	Yes
Relationship	CEO / President

Name	Michael J. Miramontes
Amount Invested	$942,022.00
Transaction type	Convertible note
Issue date	12/30/20
Outstanding principal plus interest	$1,120,269.00 as of 12/30/21
Interest rate	6.25% per annum
Discount rate	0.0%
Maturity date	12/31/22
Current with payments	Yes
Uncapped note	Yes
Relationship	CEO / President

Name	Michael J. Miramontes
Amount Invested	$229,870.00
Transaction type	Convertible note
Issue date	12/30/21
Outstanding principal plus interest	$244,824.00 as of 12/30/21
Interest rate	15.0% per annum
Discount rate	0.0%
Maturity date	12/31/22
Current with payments	Yes
Uncapped note	Yes
Relationship	CEO / President

Name	Michael J. Miramontes

Name	Michael J. Miramontes
Amount Invested	$264,423.00
Transaction type	Loan
Issue date	12/30/21
Outstanding principal plus interest	$270,320.00 as of 07/10/22
Interest rate	6.25% per annum
Maturity date	12/31/22
Current with payments	Yes
Relationship	CEO / President

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We provide a solution to help protect students / school / school district / youth club, via providing schools with certain courses that are required of all students / athletes as part of our license agreement. The proof that important "Required Courses" such as bullying, hazing, sexting, cyber-bullying, etc. have been taken by the student / athlete is what we can offer each institution / club; that is, some protection from potential & significant lawsuits.

In 5 years, we hope to be protecting students and athletes from bullying and or hazing attacks should be everyone's concern, and protecting and addressing the problems of bullying, hazing, sexting, cyber-bullying, etc.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

QuickClass, Inc. was incorporated in the State of Delaware in June 2000.

Since then, we have:

- Proven management w/ a previous successful venture & IPO that sold for $220M = to a 1,100% return

- Responding to School's and District's need for anti-bullying, hazing, cyber-bullying etc. training

- To-date revenues are over $1.5M & growing with each new licensed school/district/youth athletic club

- Recognition of and exposure to the Teenage Market w/over $265 Billion in direct & indirect spending

- Successful development/launch of QuickClass High School platform, required & supplemental courses

- Have signed some of the top athletic & academic Calif. High Schools to long term license agreements

- Recognition of value of teenage metadata, analysis & use in conjunction w/ advertising industry

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $9,450 compared to the year ended December 31, 2020, when the Company had revenues of $29,356.

- *Assets*. As of December 31, 2021, the Company had total assets of $478,334, including $1,947 in cash. As of December 31, 2020, the Company had $507,403 in total assets, including $10,054 in cash.

- *Net Loss*. The Company has had net losses of $771,089 and net losses of $693,495 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities*. The Company's liabilities totaled $3,015,714 for the fiscal year ended December 31, 2021 and $2,273,694 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $301,953 in debt, $4,646,391 in equity, and $3,175,703 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 4 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

QuickClass, Inc. cash in hand is $7,098, as of July 2022. Over the last three months, revenues have averaged $150/month, cost of goods sold has averaged $1,862/month, and operational expenses have averaged $36,759/month, for an average burn rate of $38,471 per month. Our intent is to be profitable in 18 months.

There are no material changes or trends in our finances or operations that occurred since the date of our most recent financial statements.

We expect revenues to be less than $10,000 and expenses to be between $110,000 to $225,000 in the next 3 to 6 months. We expect that approximately $500,000 is needed to become revenue generating and it is anticipated that we could reach this goal around September of 2022. The amount listed for expected expenses over the next 3 to 6 months includes amounts for payroll and employee expenses that will be accrued, but not paid. When speaking of burn rate, the minimum raise amount is enough to cover all expenses that will be paid in cash for the 4 months following the raise.

Although we are currently not profitable, with funding of $1.8 million to $3 million, we expect to become profitable in 18 months with the receipt of up to $3 million.

We are currently conducting a Reg. D Rule 506(c) Offering with integrated Crowdfunding Terms. We intend to cover short-term burn through the issuance of long-term loans to the company. Additional information is available in the *QuickClass, Inc. Confidential Financial Model*, which is provided upon request to management with a required "Non-Disclosure Agreement."

Any projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Michael J. Miramontes, certify that:

(1) the financial statements of QuickClass, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of QuickClass, Inc. included in this Form reflects accurately the information reported on the tax return for QuickClass, Inc. filed for the most recently completed fiscal year.

Michael J. Miramontes

CEO / President

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities? ☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

- i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
- ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information

about tax filings.

INSTRUCTIONS TO QUESTION 30. If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://quickclass.com/home.html/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement
Quickclass Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Dr. Carlos Beharie
Michael J. Miramontes

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Quickclass Subscription Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Dr. Carlos Beharie

Michael J. Miramontes

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for

filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

QuickClass, Inc.

By

Michael Miramontes
_____
Founder, President & QuickClass
Investor

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Carlos Beharie
_____
Director
7/27/2022

Michael Miramontes
_____
Founder, President & QuickClass Investor
7/19/2022

_____

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

_____

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.